Exhibit 99.1

ELBIT IMAGING ADJUSTS PLAN OF ARRANGEMENT IN LIGHT OF OPINION
OF COURT-APPOINTED EXPERT

Tel Aviv, Israel, June 17, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that following the receipt of the opinion of Roni Alroy, CPA, the Court-appointed expert (as described in the Company's announcement dated June 6, 2013) (“Expert Opinion”) and in light of the Expert Opinion, its board of directors has resolved to make adjustments to the original plan of arrangement (the “Original Plan of Arrangement”) filed by the Company with the Tel Aviv District Court (the “Court”) (as described in the Company's announcement dated May 9, 2013) and to file an amended plan of arrangement (the “Amended Plan of Arrangement”). The adjustments to the Original Plan of Arrangement include the following:

•
The Company would issue two series of new notes in the aggregate principal amount of NIS 500 million (approximately US$ 136 million) (the "New Notes"), rather than issue one series of new notes in the aggregate principal amount of NIS 300 million pursuant to the Original Plan of Arrangement. The first series of New Notes would be in the aggregate principal amount of NIS 400 million (approximately US$ 109 million), repayable in a single payment at the end of six years from the date of issuance thereof, and secured by a first ranking floating charge on all property and assets of the Company. The second series of New Notes would be in the aggregate principal amount of NIS 100 million (approximately US$ 27 million), repayable in a single payment at the end of eight years from the date of issuance thereof, and secured by a second ranking floating charge on all property and assets of the Company. Both series of the New Notes would bear interest at the rate of 6% per annum and would not be linked to the consumer price index. Interest on the first series of New Notes would be payable in cash on a semi-annual basis, while interest on the second series of New Notes would be payable on the final maturity date, subject to prepayment in the sole discretion of the Company. The liens securing the New Notes would be subject to customary exceptions. In addition, at any time during the term of either series of the New Notes, the Company may create a senior lien in order to refinance the Company's outstanding indebtedness to Bank Hapoalim B.M. (the "Bank").

•
The Company would issue to its unsecured financial creditors, in exchange for the remaining debt in excess of said NIS 500 million (approximately US$ 136 million), ordinary shares representing, immediately following such issuance, 90% (ninety percent) of the Company's outstanding share capital on a fully diluted basis (excluding certain options as described in the Original Plan of Arrangement), rather than ordinary shares representing 86% of the Company's outstanding share capital on a fully diluted basis pursuant to the Original Plan of Arrangement. This number of ordinary shares to be issued as part of the Amended Plan of Arrangement was determined after taking into account the adjustments described herein and an analysis prepared for the Company by Fahn Kahne & Co. - Grant Thornton Israel. The Company has filed the full Hebrew-language analysis on the website of the Israel Securities Authority and will prepare and post a full English translation of the analysis on the Company's website at www.elbitimaging.com as soon as possible.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

•
Mordechay Zisser, the Company's Chief Executive Officer, Executive President and member of the Company's board of directors (who is also an indirect controlling shareholder of the Company), would not be included in the proposed release from potential liability and claims provided to the Company's other officers and directors, without derogating from any right, including his existing rights of indemnification and insurance coverage. The provisions in the Original Plan of Arrangement regarding the right to unilaterally terminate existing transactions between the Company or a company under the Company’s control and Mr. Zisser and/or any entity under his control or in which Mr. Zisser and/or any entity under his control have a personal interest will not be included in the Amended Plan of Arrangement.

•
The Amended Plan of Arrangement accepts and incorporates the Court-appointed expert's recommendation in regards to the Company's holdings in Elbit Medical Technologies Ltd. ("Elbit Medical"), which provides that the new corporate organs of the Company, as appointed after the closing of the Plan of Arrangement, should be assigned the task of examining the issue of realization of the shares of Elbit Medical, and if it will be practicable to benefit from a significant short term economic profit from the realization (whether by means of distribution or in some other way), then the aforesaid realization should be considered.

The Company wishes to negotiate with the Bank in an attempt to reach an agreement pursuant to which the Bank would join the Amended Plan of Arrangement as a party and the parties will amend the terms of the Company's current outstanding indebtedness to the Bank in the amount of approximately US$58 million (approximately NIS 213 million) in exchange for ordinary shares of the Company and warrants to purchase ordinary shares of the Company to be issued to the Bank. It is emphasized, however, that the Amended Plan of Arrangement is not contingent upon a restructuring of the Bank's debt and may be pursued also on the basis of the current terms of the loan (assuming the Bank will not pursue the immediate repayment thereof). In the event that the parties cannot reach an agreement and the Bank continues to demand immediate repayment of the outstanding indebtedness owed to it by the Company (as described in the Company's announcements dated June 6, 2013 and June 12, 2013), the Company will seek other financing sources to repay the outstanding indebtedness owed to the Bank.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that Bank Hapoalim will not agree to join the Arrangement on the terms proposed by the Company or at all, that the Company will be unable to refinance the loans owing to Bank Hapoalim, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il